UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 22, 2020

Commission File Number: 001 - 38178

Zealand Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Sydmarken 11

2860 Søborg (Copenhagen)
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a company announcement of Zealand Pharma A/S or the Company, dated September 22, 2020, announcing a correction of the announcement of amendments to its Articles of Association following the granting of warrants published September 18, 2020.

Furnished as Exhibit 99.2 to this Report on Form 6-K is a company announcement of Zealand Pharma A/S or the Company, dated September 18, 2020, announcing amendments to its Articles of Association following the granting of warrants.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zealand Pharma A/S

By:	/s/ Matthew Dallas

	Name:	Matthew Dallas
	Title:	Chief Financial Officer

Date: September 22, 2020

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Company announcement dated September 22, 2020
99.2	Company announcement dated September 18, 2020

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